SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

PERMROCK ROYALTY TRUST

(Name of Issuer)

Trust Units representing Beneficial Interests

(Title of Class of Securities)

714254 109

(CUSIP Number)

Marshall Eves
3300 N. A Street, Bldg. 7
Midland, Texas 79705
(432) 253-7074

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)
Stephen W. Grant, Jr.
Haynes and Boone, LLP
1221 McKinney Street, Suite 4000
Houston, Texas 77010
(713) 547-2000

December 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   714254 109                                           SCHEDULE 13D

1	Name of Reporting Person Boaz Energy II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,913,761
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,913,761
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4.913,761
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.4%*
14	Type of Reporting Person OO (Limited Liability Company)

*              Percentage of class calculated based on 12,165,732 total outstanding trust units representing beneficial interests (the “Trust Units”) in PermRock Royalty Trust, a Delaware statutory trust (the “Issuer”), as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023.

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CUSIP No.   714254 109                                           SCHEDULE 13D

1	Name of Reporting Person Marshall Eves
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,922,561 (see items 3, 4 and 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,922,561 (see items 3, 4 and 5)*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,922,561 (see items 3, 4 and 5)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%**
14	Type of Reporting Person IN (Individual)

*              As further described in Item 5, Marshall Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Karan Eves.

**           Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 14, 2023.

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CUSIP No.   714254 109                                           SCHEDULE 13D

1	Name of Reporting Person Karan Eves
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,922,561 (see items 3, 4 and 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,922,561 (see items 3, 4 and 5)*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,922,561 (see items 3, 4 and 5)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.5%**
14	Type of Reporting Person IN (Individual)

*              As further described in Item 5, Karan Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Marshall Eves.

**           Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 14, 2023.

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Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Schedule 13D Amendment No. 8”) amends the information provided in the Statement on Schedule 13D filed on May 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2021, Amendment No. 2 to Schedule 13D filed on June 28, 2022, Amendment No. 3 to Schedule 13D filed on November 16, 2022, Amendment No. 4 to Schedule 13D filed on December 21, 2022, Amendment No. 5 to Schedule 13D filed on January 27, 2023, Amendment No. 6 to Schedule 13D filed on February 22, 2023 and Amendment No. 7 to Schedule 13D filed on July 31, 2023 (as amended, the “Original Schedule 13D” and, as further amended by this Schedule 13D Amendment No. 8, the “Schedule 13D”). This Schedule 13D Amendment No. 8 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Schedule 13D Amendment No. 8, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 8 are incorporated by reference into the response to each other item, as applicable.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of this Schedule 13D are hereby incorporated herein by reference.

(a)-(b)     (i)    Boaz Energy is the sole record and beneficial owner of 4,913,761 Trust Units, which represents 40.4% of the outstanding Trust Units (based on 12,165,732 total outstanding Trust Units as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 14, 2023). The Listed Persons set forth on Schedule I with respect to Boaz Energy may be deemed to beneficially own the Trust Units for which Boaz Energy is the sole record and beneficial owner.

(ii)   Each of Marshall Eves and Karan Eves directly owns 4,400 Trust Units. By virtue of being married, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units directly held by the other. By virtue of each owning 38.94% of the limited liability company interests in, and serving as a manager of, Boaz Energy, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units held by Boaz Energy. As a result, each of Marshall Eves and Karan Eves may be deemed to beneficially own 4,922,561 Trust Units, which represents 40.5% of the outstanding Trust Units (based on 12,165,732 total outstanding Trust Units as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 14, 2023).  Each of Marshall Eves and Karan Eves disclaims beneficial ownership of these Trust Units they may be deemed to indirectly beneficially own except to the extent of his or her pecuniary interest therein. Each of Marshall Eves and Karan Eves may be deemed to share voting and dispositive power over the reported Trust Units and therefore may also be deemed to be the beneficial owner of the Trust Units.

(c)   On December 1, 2023, Boaz Energy granted 120,000 Trust Units to certain employees of Boaz Energy pursuant to individual Trust Unit Agreements entered into between Boaz Energy and such employees. No consideration was paid to Boaz Energy in respect of such grants. The following table sets forth all other transactions effected by the Reporting Persons in the Trust Units within the past 60 days. All transactions listed below were effected as open market sales pursuant to 10b5-1 trading plans adopted on April 8, 2023 and on October 25, 2023 in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Date of Transaction	Number of Trust Units Sold	Average Price per Trust Unit	Price Range
October 2, 2023	1,928	$ 6.39	$6.62 - $6.28
October 3, 2023	1,800	$ 6.13	$6.22 - $6.05
October 4, 2023	272	$ 6.04	$6.07- $6.00
October 17, 2023	153	$ 6.05	$6.05 - $6.05
October 18, 2023	2,200	$ 6.04	$6.08- $6.00
October 19, 2023	1,400	$ 6.09	$6.15 - $6.02
October 20, 2023	800	$ 6.04	$6.08 - $6.00
October 23, 2023	1,700	$ 6.17	$6.25 - $6.07
October 24, 2023	1,800	$ 6.13	$6.23 - $6.02
October 25, 2023	800	$ 6.07	$6.20 - $6.00
October 26, 2023	100	$ 6.02	$6.02 -$6.02
November 24, 2023	3,400	$ 4.95	$5.04 - $4.78
November 27, 2023	2,700	$ 5.03	$5.12 - $5.00
November 28, 2023	3,000	$ 4.93	$5.00 - $4.82
November 29, 2023	1,745	$ 4.84	$4.95 - $4.75
November 30, 2023	1,100	$ 4.79	$4.83 - $4.76
December 1, 2023	1,700	$ 4.81	$4.88 - $4.77

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(d)   Boaz Energy has the right to receive distributions from, and the proceeds from the sale of, the respective Trust Units reported by Boaz Energy on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)   Inapplicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 2023

BOAZ ENERGY II, LLC

By:         /s/ Marshall Eves

Name:    Marshall Eves

Title:       Chief Executive Officer

By:         /s/ Marshall Eves

Name:    Marshall Eves

By:         /s/ Karan Eves

Name:    Karan Eves